Divakar Gupta + 1 212 479 6474 dgupta@cooley.com	VIA EDGAR

February 26, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Tara Harkins
Ms. Kate Tillan
Ms. Margaret Schwartz
Ms. Laura Crotty

Re:	Finch Therapeutics Group, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted February 9, 2021
CIK No. 0001733257

Ladies and Gentlemen:

On behalf of our client, Finch Therapeutics Group, Inc. (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated February 17, 2021 (the “Comment Letter”), relating to the Company’s Amendment No. 1 to the Confidential Draft Registration Statement on Form S-1. The Company is concurrently publicly filing its Registration Statement on Form S-1 (the “Registration Statement”), which reflects changes made in response to the comments contained in the Comment Letter (the “Comments”) and certain other changes with this response letter.

Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments in the Comment Letter, which for your convenience we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Registration Statement.

Amendment No. 1 to Draft Registration Statement on Form S-1, Filed February 9, 2021

Prospectus Summary

Overview, page 1

1.

We note your response to our prior comment 2 and the related revisions to the prospectus; however, the disclosure still contains statements suggesting your product candidates are safe or effective. Please revise such statements, including, as examples only, the following:

•	“CP101 is the only orally administered, microbiome therapeutic candidate drug in development with positive pivotal data demonstrating clinical efficacy in all stages of recurrent CDI.”

Cooley LLP 55 Hudson Yards New York, NY 10001-2157

t: (212) 479-6000 f: (212) 479-6275 cooley.com

February 26, 2021

•	“CP101 has also demonstrated efficacy among patients diagnosed by either polymerase chain reaction.”

•	“In addition to demonstrating robust efficacy through the 8-week endpoint, a post- hoc analysis demonstrated that CP101’s efficacy was robust over time.”

•	“We used data from these clinical trials to confirm potential mechanisms underlying the clinical efficacy observed with CP101 for recurrent CDI.”

•

“Data from over 40 FMT studies, including four randomized, placebo-controlled trials in ulcerative colitis and one randomized, placebo-controlled trial in Crohn’s disease, have shown promising clinical efficacy with a favorable safety profile.”

•	“Based on the data we have generated with CP101 in recurrent CDI, where we have shown a favorable safety and efficacy profile….”

We remind you that determinations of safety and efficacy are solely within the purview of the FDA and not within the control of the company; therefore, favorable determinations should not be implied or assumed.

Response to Comment 1:

In response to the Staff’s comment, the Company has revised its disclosure throughout the Registration Statement.

2.

We note your response to our prior comment 4 and your expanded Summary risk factor disclosure that three of the company’s competitors have a product candidate being evaluated in clinical trials for recurrent CDI. In light of this disclosure, please clarify your support for the statements that you are the only company with capabilities to pursue both targeted and enriched consortia, CP101 is the first orally administered, microbiome therapeutic candidate to meet its primary endpoint in a pivotal trial, and that you have the first and only late-stage, orally administered Complete Consortia product candidate.

Response to Comment 2:

In response to the Staff’s comment, the Company has revised its disclosure throughout the Registration Statement.

Business

Our approach, page 109

3.

We note your response to our prior comment number 10. Please remove the reference to “potential first-in-class” product candidates like FIN-211 on page 111. This term may be interpreted to suggest that your product candidate has been or will be approved by the FDA.

Cooley LLP 55 Hudson Yards New York, NY 10001-2157

t: (212) 479-6000 f: (212) 479-6275 cooley.com

February 26, 2021

Response to Comment 3:

In response to the Staff’s comment, the Company has revised the disclosure on page 113 of the Registration Statement.

Exhibits

4.

We note that Exhibits 10.3 through 10.7 contain redactions but have not been marked as redacted in the Exhibit Index. In addition, the exhibits themselves do not contain the appropriate heading indicating that redactions are contained. Please revise the Exhibit Index to indicate the redactions and revise the exhibits to include a prominent statement on the first page that certain identified information has been excluded from the exhibit because it is both (i) not material and (ii) would be competitively harmful if publicly disclosed. See Item 601(b)(2)(ii) of Regulation S-K.

Response to Comment 4:

In response to the Staff’s comment, the Company has revised the Exhibit Index accordingly and added the appropriate headings to the redacted exhibits to the Registration Statement.

*    *    *    *

Cooley LLP 55 Hudson Yards New York, NY 10001-2157

t: (212) 479-6000 f: (212) 479-6275 cooley.com

February 26, 2021

Please direct any questions or comments concerning the Registration Statement or this response letter to either the undersigned at +1 212 479 6474, Ryan S. Sansom at +1 617 937 2335 or Courtney T. Thorne at +1 617 937 2318.

Very truly yours,

/s/ Divakar Gupta

Divakar Gupta

cc:	Joseph D. Vittiglio, Finch Therapeutics Group, Inc.
Ryan S. Sansom, Cooley LLP
Courtney T. Thorne, Cooley LLP
Edwin M. O’Connor, Goodwin Procter LLP
Seo Salimi, Goodwin Procter LLP

Cooley LLP 55 Hudson Yards New York, NY 10001-2157

t: (212) 479-6000 f: (212) 479-6275 cooley.com